Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-294165 and
Registration Statement Nos. 333-294164 and 811-23932
March 10, 2026

This free writing prospectus relates to the Registration Statement on Form S-1 (No. 333-294165) (the “S-1 Registration Statement”) that Pershing Square Holdco, L.P. (the “Issuer”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), which accompanies the Registration Statement on Form N-2 (Nos. 333-294164 and 811-23932) (the “N-2 Registration Statement” and together with the S-1 Registration Statement, the “Registration Statements”) that Pershing Square USA, Ltd. (“PSUS”) has filed with the SEC under the Securities Act as part of a combined offering.  The S-1 Registration Statement can be accessed through the following link:  https://www.sec.gov/Archives/edgar/data/2026053/000114036126008560/ny20040230x14_s1.htm; and the N-2 Registration Statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/2002660/000114036126008532/ny20064799x1_n2.htm.
***
March 10, 2026
Dear Pershing Square Inc. Investor,
Over time, we have come to learn that the best businesses for investment have similar characteristics.  They are simple, predictable, and free-cash-flow-generative.  They have impenetrable ‘moats’ or large barriers to entry protecting them from disruption, a growing risk in a world in the midst of massive technological change.  They are often asset-light, and generate recurring and rapidly growing, inflation-protected, free cash flows that do not need to be reinvested in the business for the company to grow.  They do not need large amounts of leverage to generate high returns on capital.  And they have limited exposure to extrinsic threats outside of the control of the company.
Over time, we have invested the substantial majority of our funds’ capital in companies that meet the above criteria, in restaurants, housing finance, asset management, music, mobility and delivery, internet advertising, and in other industries, and we and our investors have been well rewarded for doing so.
In this combined offering, along with your investment in Pershing Square USA, Ltd. (PSUS), we are providing you with an interest in Pershing Square Inc. (PSI), an alternative asset management firm that we believe meets all of the above criteria.  For every 100 shares of PSUS that you purchase in the IPO, you will receive 20 shares of PSI for no additional cost. We are giving you ‘bonus’ shares in PSI to thank you for your investment in PSUS, our first U.S.-listed investment fund, and because doing so makes good business sense.
PSUS will be Pershing Square’s flagship NYSE-listed permanent capital vehicle and the first opportunity for retail and institutional investors to invest in a Pershing Square fund without performance fees.  PSUS is designed to invest side-by-side with Pershing Square’s existing core funds in a concentrated portfolio of publicly traded companies that we assist in maximizing shareholder value by working with management to accelerate growth, increase efficiency, improve capital allocation, manage through challenges and otherwise improve performance in order to generate long-term value.  PSUS will also be the first U.S. closed-end fund that will implement our hedging strategy, which utilizes asymmetric investment instruments to protect our funds’ portfolios against macroeconomic risks and to capitalize on market volatility.

PSI will become a publicly listed company concurrently with the PSUS IPO, and will trade on the New York Stock Exchange along with PSUS.  By providing an extra incentive to invest in the PSUS IPO, the distribution of PSI shares to PSUS IPO investors should help us to execute a large-scale, successful PSUS IPO.  A highly successful, large-scale PSUS IPO will make PSI more valuable by materially increasing PSI’s fee-paying assets under management (AUM), revenues, and cash flows.  The larger the PSUS IPO, the more valuable the bonus shares of PSI you will receive.  A large and successful PSUS IPO will also likely contribute to our success in launching other closed-end investment companies.
Our Business Model
With the completion of this combined offering, PSI will manage and receive fees principally from three entities: two publicly traded closed-end investment companies, Pershing Square Holdings, Ltd. (PSH) and Pershing Square USA, Ltd. (NYSE: PSUS), and one publicly traded operating company, Howard Hughes Holdings Inc. (NYSE: HHH).  Each of these entities is a permanent capital vehicle that does not provide the opportunity for redemptions by investors, enabling us to invest for the long term without regard to short-term investor capital flows, while providing investors with daily liquidity due to their stock exchange listings.
An investment manager with substantially all of its capital in permanent capital vehicles enjoys a material competitive advantage that is not experienced by nearly all other investment firms that invest in public securities, whose funds typically offer yearly, quarterly, and even daily redemption options for their investors.  Competing against investment managers with short-term capital is an important long-term, sustainable competitive advantage for Pershing Square, particularly in a world where a seemingly ever-increasing proportion of capital is managed with shorter-term investment objectives.
The structure of our investment capital is also ideal for building and growing a highly profitable investment management company.  We are not dependent on the market for raising private capital, a highly competitive, cyclical, time- and resource-intensive exercise.  Alternative asset managers whose assets are principally comprised of private equity, real estate, and growth equity funds must continually raise funds to replace capital that must be returned to investors before new funds are raised to grow their assets under management.

Without a large, continuous, and successful fundraising operation, an alternative asset manager’s AUM will decline over time as their fund mandates require that they liquidate assets and return capital to their investors by the end of a fund’s life.  Many of the investment vehicles that other alternative investment managers call ‘perpetual’ are not permanent as they are in reality open-ended funds that offer quarterly redemptions for investors subject to ‘gates,’ which limit the amount of capital that can be withdrawn (typically to 5% or so) each quarter, and require continual fundraising.
In comparison, since establishing PSH, our first permanent capital fund, the growth in our fund AUM has been entirely organic, driven by our long-term investment performance and the retention of our investment gains for future reinvestment.  We think of our business model as akin to owning a royalty on the compounding of assets invested in high-return investment strategies.  If you understand the long-term math of compounding, you can appreciate the extraordinary potential of PSI’s business model.
If PSI never launches a new fund nor raises a dollar of new capital but continues to generate strong investment returns, PSI’s revenues, cash flows, and intrinsic value will grow at a rapid rate.  The substantial majority of the cash flow that PSI generates can be returned to shareholders as our business model requires limited capital for reinvestment.  PSI is one of the rare businesses that can grow at a high rate while returning the substantial majority of its capital to shareholders.
PSI does not need to retain capital to build factories or data centers, open retail locations, or to purchase or maintain other physical assets.  And our concentrated long-term investment strategy is best suited to a small investment organization.  This allows us to operate out of one office, maintain low overhead costs, and preserve our small-team and family-oriented culture where we carefully look after one another, allowing us to protect and retain our most valuable assets.
With one of the highest ratios of fee-paying assets to investment professionals in our industry, Pershing Square is also an economically attractive place to work.  Importantly, we have structured PSI in a manner which enables us to pay our employees competitively over the long term while allowing our already high operating margins to continue to expand due to the operating leverage inherent in our business.
Our Preferred Performance Fee Model
Asset-light alternative asset managers generate two principal sources of revenues – management fees and performance fees.  At the time of their initial public offerings, other alternative investment managers chose to contribute a substantial portion – in some cases as much as 50% or more – of the right to receive performance fees from their funds to their publicly traded companies, leaving the balance – often half or less – to pay their team members.

Over time, two problems have emerged with this approach.  First, the amount of performance fees set aside to pay employees has proven inadequate.  As a result, these firms have had to provide additional equity compensation to retain and recruit talent, diluting earnings in some cases by as much as 20% or more.  Second, performance fees are volatile – particularly those generated from private equity and real estate funds – which are earned only when assets are sold and gains in excess of a preferred return are realized.  Public market investors assign lower values to volatile performance fees from these funds for this reason.
Performance fees from our funds are determined differently from those of funds that invest in private assets.  As with other hedge funds, our funds’ performance fees are paid annually based on mark-to-market fund performance.  In other words, as long as our funds generate positive returns each year – whether these gains are realized or unrealized – PSI will receive performance fees annually.  While our other funds charge performance fees, PSUS will only pay a 2.0% management fee and will not have performance fees.
PSI’s Preferred and Subordinated Performance Fees
In order to ensure that we are able to provide competitive compensation to our employees, PSI is only retaining a preferred interest in our performance fees.  That is, PSI will retain the performance fees earned each year on the first five percentage points of returns net of management fees (we call these fees the Preferred Performance Fees), with the balance of performance fees earned on returns above 5% per annum (the Subordinated Performance Fees) paid out to compensate employees.  In the event a fund does not earn the minimum 5% return in any one year, the Preferred Performance Fees accrue into a future year or years until the total accrued Preferred Performance Fees for each year are paid to PSI before any Subordinated Performance Fees are paid to management.
As long as our funds generate investment returns net of management fees in excess of 5% per annum over the long term, our Preferred Performance Fees should be valued by investors similarly to management fees.  And since 100% of the performance fees on returns above 5% per annum are contractually allocated to compensate investment team members and other partners, we should have ample performance fees available to retain and recruit employees while greatly reducing the need to issue dilutive equity compensation.
Recruiting and Retaining the Best Talent in Our Industry
Our competitors have vastly larger organizations with as much as 100 times as many employees, and substantially greater financial resources. When we seek to recruit a new investment team member, we are competing for talent with firms with hundreds or even thousands of investment professionals. We are fortunate, however, that the battle for talent has been a relatively easy one for us to win as our small organizational scale, permanent capital asset base, unique culture, and high-margin operating model enable us to recruit and retain some of the best talent in the industry because our company’s unique attributes are not available at other firms in our industry.

The best investment professionals are like the best engineers.  They are many times more effective than even a typical top-decile industry professional.  In our experience, the most talented long-term investors greatly prefer to manage permanent capital, which gives us an important and durable recruiting and retention advantage.  Our ability to attract and retain the best talent is a critically important long-term sustainable competitive advantage for Pershing Square.
Our Approach to Growth
In light of our business model, the long-term performance of our investment vehicles will likely be the largest driver of our revenue growth and our long-term shareholder value.  As a result, the interests of PSI shareholders are closely aligned with those of the investors in our funds as growing our fee-paying AUM with long-term investment performance is a much higher return use of management time and resources than launching new funds.
Our small scale compared to the other publicly traded alternative asset managers is an important advantage in that it is much easier for us to grow from a small base of assets than firms with hundreds of billions of AUM.  In light of our permanent capital fund structure, one year of strong performance could increase our Fee-Paying AUM more than the launch of a new fund.  As a result, it does not make sense for us to pursue a path to growth similar to that of other asset managers who principally grow by launching new funds if doing so would interfere with our ability to generate high long-term returns for our investors.  With the above caveat firmly in mind, we believe that periodically launching new funds can be an important source of shareholder value creation for PSI if we do so thoughtfully, and in a manner that leverages but does not distract our team.
Capital Allocation
PSI will begin its life as a public company with cash and marketable securities substantially in excess of our outstanding debt.  The highly free-cash-flow-generative nature of our business and our company’s minimal requirements for capital expenditures give us the flexibility to return the substantial majority of PSI’s cash flow to shareholders with dividends or share repurchases.
We do not currently expect to make material capital investments in our business except for capital to seed new fund launches like PSUS or for transactions like Howard Hughes Holdings where our investment in the company is coupled with a services arrangement which provides that we oversee capital allocation, strategy, investments, and the other needs of the company in exchange for management fees.

In light of our strong balance sheet and the stable and recurring nature of our company’s cash flows, we could choose to finance our seed capital investments with low-cost, long-term debt, a path we are likely to pursue.  This should enable us to distribute the substantial majority of our free cash flow to shareholders.
Our Long-Term Shareholder Orientation and Governance
The benefit of our being an active investor in the public markets for decades is that we have had the opportunity to learn from some of the best shareholder-oriented management teams and boards, and we have also seen some of the worst.  We know how shareholders should be treated and how they should be kept informed.
You should therefore expect a shareholder-first orientation from management and the board, which comes naturally as we are by far the largest owners of the company.  Notably, the substantial majority of shares held by management (other than shares I own which I intend to hold for the long term) vest over a ten-year period with 50% of the shares vesting in the last three years of the ten-year period.  Furthermore, nearly all of our senior management team receive substantially all of their compensation from Subordinated Performance Fees which are contractually allocated to management, so the typical conflict between senior management and shareholders with respect to discretionary compensation is greatly diminished at PSI.
Keeping You Informed
With respect to the disclosure of PSI company information, you should expect to receive the information that we would like if our positions were reversed and you were a member of management and we were the outside shareholders.  The only caveat to our disclosure policy is that we won’t share information that might create competitive risks for our company unless we are legally required to do so.  PSI is a simple business that should be easy for shareholders to follow and understand.  Our revenues should be straightforward to track and determine as we report the NAV of our publicly traded closed-end funds on a weekly basis, and you can similarly track the market value of HHH which is used to determine the management fees paid by HHH to PSI.  Our overhead expenses should also be relatively easy to project, enabling shareholders to estimate our profitability on an ongoing basis.
Our Board
Unusually for a controlled company and different from the approach of other alternative asset managers, we have chosen to constitute PSI’s board with a majority of independent directors who have invested in our company.  We have done so because we believe that directors with extensive and diverse business experience who have skin in the game but who don’t participate in the day-to-day operations of the company will provide us with valuable perspectives of great benefit to management and our shareholders.

Our Corporate Structure
Unlike other firms in our industry, PSI has adopted a C-corporation structure.  Other alternative asset managers began their public company existence in a two-tiered umbrella partnership-C corporation or ‘Up-C’ structure where management owns limited partnership units convertible into common stock and receives payments under a tax receivable agreement or ‘TRA,’ while public shareholders own stock in a C-corporation which owns the general partner of the partnership that owns the company’s assets and don’t have TRAs.  In our experience, this kind of complexity is not good for shareholders.
Other alternative asset managers have adopted the Up-C TRA structure as it enables them to receive additional cash payments from their TRAs when they turn in their partnership units for sale to the corporation.  Said simply, managements who hold Up-C units receive a greater share of the company’s value than is reflected by their percentage ownership of the company.
We have chosen a C-corporation structure for PSI as it aligns management with public shareholders, as management and other shareholders will own the same common stock in the corporation, a much simpler and more shareholder-friendly structure.
While PSI’s legal form is a corporation, we view our shareholders as long-term partners in our business. Our approach to governance and our shareholder-first orientation reflects this spirit of partnership.
Our Long-Term Goal
Our long-term goal for Pershing Square Inc. is to build one of the most valuable companies in the world by generating one of the best long-term performance records of any investor ever. We believe that we have the opportunity to achieve this objective because: (1) our business has extraordinary economic characteristics, (2) we are able to recruit and retain some of the best professionals in our industry, (3) with permanent capital, we have the ideal structure to pursue our investment strategy, and (4) our investment strategy involves the acquisition and long-term ownership of what we consider to be some of the greatest businesses and long-term compounders of shareholder value.

One can think of PSI as a ‘meta’ company, a business which collects long-term royalties in the form of management and performance fees from funds whose business is to own interests in portfolio companies that we view as among the best long-term generators of shareholder value.  In that our investment strategy principally involves investments in highly-liquid, large cap companies, we retain the flexibility to continually optimize our exposure to the best companies and investments.  Because our investment strategy and our funds’ permanent capital structure afford us the flexibility to invest in, retain (without regard to investor capital flows), and influence our portfolio companies without paying a premium for control, we believe we have important sustainable competitive advantages that will assist us in achieving our long-term investment and corporate objectives.

The Market Backdrop
We are in the midst of a highly volatile market environment which has only been amplified by the launch of the war in Iran.  Oftentimes, investment banks advise companies that are considering initial public offerings to postpone their offerings during such market conditions as IPO investors discount the price they are willing to pay for a company when risk premiums rise.  While this advice makes sense for operating companies, the opposite is true for IPOs of investment vehicles like PSUS as the greater the stock market disruption, the better for PSUS’s acquisition program.
PSUS will generate higher returns for its shareholders if the acquisition price of its initial investments is lower rather than higher.  The companies that PSUS intends to acquire with the funds from this IPO are now available at substantial discounts to their trading prices only a few months ago while their businesses continue to produce results consistent with or better than our expectations, and while our view of their long-term potential remains intact.  Pershing Square has been a long-term beneficiary of the opportunity to buy superb companies at bargain prices driven by macro events that did not have a material impact on their long-term intrinsic values.  We believe now is one of these opportune times.
Thank You
Thank you for considering an investment in PSUS and PSI.  We are delighted to begin our public journey with you as a partner in our enterprise and as an investor in our first U.S. listed fund.  We will work hard to generate strong investment returns and to create substantial shareholder value for PSI over the long term.
With thirty-four years of experience in this industry and with a team with many decades of investment and operational experience, we will do our best to avoid the pitfalls that will inevitably present themselves over the ensuing years while doing our utmost to seize the occasional extraordinary opportunities that will likely appear in the future.
We have high goals, an incredible team, and we don’t like to disappoint – all in all, an excellent recipe for a great long-term outcome.

Sincerely, William A. Ackman

The Issuer has filed the S-1 Registration Statement, and PSUS has filed the N-2 Registration Statement, with the SEC, as part of a combined offering.  The Registration Statements have not yet become effective.  The securities described therein may not be sold, nor may offers to buy be accepted, prior to the time the Registration Statements become effective.  Before you invest in the combined offering, you should read the Registration Statements for more complete information about the Issuer, PSUS, and the combined offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  The S-1 Registration Statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/2026053/000114036126008560/ny20040230x14_s1.htm; and the N-2 Registration Statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/2002660/000114036126008532/ny20064799x1_n2.htm. Alternatively, copies of the preliminary prospectuses included in the Registration Statements (when available) may be obtained by contacting: Citigroup Global Markets Inc., Attention: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (800) 831-9145; UBS Securities LLC, Attention: Equity Syndicate, 11 Madison Avenue, New York, NY 10010, by telephone at (888) 827-7275, or by email at ol-prospectus-request@ubs.com; BofA Securities, Inc., Attention: Syndicate Department, One Bryant Park, New York, NY 10036, by email at dg.ecm_execution_services@bofa.com, with a copy to ECM Legal by email at dg.ecm_legal@bofa.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at prospectus_department@jefferies.com; or Wells Fargo Securities, LLC, Attention: Wells Fargo Securities, 90 South 7th Street, 5th Floor, Minneapolis, MN 55402, by telephone at (800) 645-3751 (option #5), or by email at WFScustomerservice@wellsfargo.com.
Consider the investment objectives and policies, risk considerations and charges and expenses of PSUS carefully before investing.  The preliminary prospectus that will be included in the N-2 Registration Statement will contain this and other information about PSUS.  All investments include the possibility of profits and the risk of loss, including the loss of principal.  The performance of other funds managed by Pershing Square is not the performance record of PSUS and should not be considered a substitute for PSUS’s own performance.  Past performance is not necessarily indicative of future results.